UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	1 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Annual Shareholder Meeting

On September 13, 2018, Stratasys Ltd. (“we,” “us” or the “Company”) held its 2018 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on several proposals, each of which is listed below and was described in more detail in our proxy statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on August 8, 2018. That description is incorporated by reference herein.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares, nominal value New Israeli Shekels (NIS) 0.01 per share (“ordinary shares”), at the Meeting, each of the following numbered proposals, which was presented for a vote at the Meeting, was approved by the requisite majority of our shareholders under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

(1)

Re-election of each of Elchanan Jaglom, S. Scott Crump, Victor Leventhal, John J. McEleney, Dov Ofer, Ziva Patir, David Reis, Yair Seroussi and Adina Shorr to serve as a director of the Company until the Company’s annual general meeting of shareholders in 2019 and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2)	Approval of the simultaneous service by Mr. Elchanan Jaglom, the Chairman of the Board, as Stratasys’ Chief Executive Officer on an interim basis.

(4)

Approval of a bonus for Mr. S. Scott Crump, Chairman of the Executive Committee of the Board and Chief Innovation Officer, in respect of (i) his services during the year ended December 31, 2017 and (ii) the additional services being provided by him on the oversight committee of the Board.

(5)

Approval of the renewal of Stratasys’ Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), including the parameters for the Company’s directors’ and officers’ liability insurance policy (the “D&O Policy”)

(7)

Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2018 and until the Company’s next annual general meeting of shareholders, and authorization of the Company's Board of Directors (the “Board”) (upon recommendation of the Audit Committee of the Board) to fix their remuneration.

At the Meeting, we deferred holding a vote on Proposal 3— the approval of additional compensation for Messrs. David Reis (the Vice Chairman of the Board and an Executive Director) and Dov Ofer (a director) in respect of the additional services being provided by them on the oversight committee of the Board that assists our interim Chief Executive Officer. This deferral was made based on a decision of the Board in light of ongoing discussions that we are holding with our shareholders and their representatives concerning the proposed compensation terms for Messrs. Reis and Ofer. The Meeting has been adjourned for three weeks—to October 4, 2018— on which date the Meeting will be reconvened with respect to Proposal 3 only, at the same time and location (11:30 a.m., Israel time, at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Road, 10th floor, Ramat Gan, Israel 5250608).

Furthermore, we did not hold a vote on Proposal 6—the approval of the renewal of coverage under the D&O Policy, effective as of November 2018— at the Meeting. As disclosed in the notice and proxy statement for the Meeting, the Compensation Policy that was approved under Proposal 5 by the requisite majorities under Israeli law includes the parameters for the D&O Policy. Therefore, there was no need to approve the D&O Policy once again via a separate proposal.

The contents of this Form 6-K are incorporated by reference in the Company’s registration statements on Form S-8, SEC file numbers 333-185240 and 333-190963, filed by the Company with the SEC on December 3, 2012 and September 3, 2013, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: September 17, 2018	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer